UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 18, 2016, Nabriva Therapeutics AG (the “Company”) published a convocation notice of its annual general meeting (“AGM”) for its common shareholders. An English language translation of the convocation notice of the AGM is attached as Exhibit 99.1 hereto and is incorporated by reference herein.  On July 20, 2016, the Company made available at its office in Vienna, Austria to holders of its common shares its annual financial statement as of December 31, 2015 as well as the management report and the report of the supervisory board in accordance with section 96 Austrian Stock Corporation Act for the business year 2015 (“the Austrian Annual Report”) and additional materials related to the AGM (collectively the AGM Materials”).  In addition, the AGM Materials are available on the investor relations section of the Company’s website under “Events and Presentations — Shareholder Information” at http://investors.nabriva.com. The information contained on, or that can be accessed from, the Company’s website is not incorporated by reference into and does not form part of this Form 6-K. On July 25, 2016, the Company issued a press release announcing the candidates nominated to stand for election to the Company’s supervisory board at the AGM. The Company also announced the receipt of notice of resignation from two existing supervisory board members, David Chiswell, whose resignation will be effective at the AGM and Chen Yu, whose resignation will be effective September 22, 2016. Mr. Chiswell was a member of the Nominating and Governance Committee and Dr. Yu was a member of the Compensation Committee as well as the Nominating and Governance Committee. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference.

On or about July 25, 2016, The Bank of New York Mellon, in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”) will commence mailing voting cards to ADS holders to enable ADS holders of record as of July 18, 2016 to instruct the Depositary to vote the common shares represented by their ADSs. If the Depositary timely receives voting instructions from an ADS holder, it will endeavor to vote the common shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner.  The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download materials related to the AGM made available to its common shareholders at the Company’s offices in Vienna, Austria (which contains the resolutions being voted on at the AGM) and the Austrian Annual Report.

The information contained in this Form 6-K, Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

99.1	Convocation Notice of Annual General Meeting dated July 18, 2016
99.2	Press release announcing candidates nominated to stand for election to the Company’s supervisory board dated July 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: July 25, 2016

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